U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 1-K

ANNUAL REPORT PURSUANT TO REGULATION A

For the Fiscal year ended December 31, 2021

Legion Capital Corporation

(Exact name of issuer as specified in its charter)

Florida	47-3751122
(State of other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification Number)

301 E. Pine St.

Suite: 850

Orlando, Fl 32801

(Address, including zip code of principal executive office)

407-486-9234

(Issuer’s telephone number, including area code)

(Title of each class of securities issued pursuant to Regulation A)

Item 1. Business

Legion Capital Corporation was originally incorporated as GreenSky Corporation on August 7, 2015 in Delaware, and merged with Legion Capital Corporation (the “Company”), a Florida Corporation on January 15, 2016. The Company is a holding company with operating subsidiaries in the areas of commercial lending, real estate and related services, management and marketing, closing and title services.

Our operating subsidiaries and activities are:

●	Legion Finance, LLC. Legion Finance, LLC is a subsidiary that raises funds through bond and preferred stock offerings to fund the Company’s growth. Bond and preferred stock offerings are being conducted pursuant to rules mandated by the Securities and Exchange Commission (SEC) under the Jumpstart of Business Startups Act of 2012, commonly referred to as “Regulation A”.

●	Legion Title, LLC. Legion Title, LLC is a title agency that provides title insurance and closing services for Legion transactions.

●	Legion Funding, LLC. The Company formed Legion Funding, LLC for the purpose of making loans to certain real estate development.

●	Legion Select Holdings, LLC, was renamed to Legion Select, LLC in 2020. The Company formed Legion Select, LLC for the purpose to invest in commercial loans.

●	Legion Ajay, LLC, Legion Lake Mary, LLC and Legion 730 Harris Street, LLC. The Company formed Legion Ajay, LLC, Legion Lake Mary, LLC and Legion 730 Harris Street, LLC to invest in specific real estate projects.

●	Legion Commercial Finance, LLC. The Company formed Legion Commercial Finance, LLC for the purpose of making loans to certain real estate development projects.

During the next 12 months we plan to use our current cash, as well as additional capital procured through our capital sources to grow our current lending, real estate services and development businesses both organically and through acquisition, to expand our business services such as title, marketing and management services and for working capital.

We have elected to delay complying with any new or revised financial accounting standard until the date that a company that is not an issuer (as defined under section 2(a) of the Sarbanes-Oxley Act of 2002 (15 U.S.C. 7201(a)) is required to comply with such new or revised accounting standard, if such standard also applies to companies that are not issuers.

The Company is an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. The Company has irrevocably elected to avail itself of this exemption from new or revised accounting standards, and, therefore, will not be subject to the same new or revised accounting standards as public companies that are not emerging growth companies.

We are an “emerging growth company”, as defined in the JOBS Act, and, for so long as we are an emerging growth company, are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. These include, but are not limited to:

●	Not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting;

●	Not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditors’ report providing additional information about the audit and the financial statements;

●	Reduced disclosure obligations regarding executive compensation; and

●	Exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We may remain an “emerging growth company” until as late as the fiscal year-end following the fifth anniversary of the completion of our IPO, though we may cease to be an emerging growth company earlier under certain circumstances, including if (a) we have more than $1.07 billion in annual revenue in any fiscal year, (b) the market value of our common stock that is held by non-affiliates exceeds $700 million as of any June 30 or (c) we issue more than $1.0 billion of non-convertible debt over a three-year period.

In addition, Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”), for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Set forth the information required by Item 9(a), (b) and (d) of Form 1-A for the most recent two completed fiscal years.

The following discussion of our financial condition and results of operations should be read in conjunction with the audited financial statements and the notes thereto of the Company included in this Filing. The following discussion contains forward-looking statements. Actual results could differ materially from the results discussed in the forward-looking statements.

Results of Operations

The Company increased revenues from $2,350,295 in fiscal year 2020, to $3,265,718 in fiscal year 2021. We had an operating profit in 2021 in the amount of $279,600, compared to an operating loss of $2,880,231 in 2020 (not including preferred dividends paid). This improvement in operating profits for 2021 over the prior year was a direct result of gains from land sales and the reduction in bad debt expense and debt forgiveness.

Prior to 2019, the Company would take an equity position in a project as part of the business model. Management has re-evaluated that practice in 2019 and again in 2020. The Company no longer typically seeks to acquire an equity stake in the company it funds as a commercial lender, rather we make revenue based on loan interest, origination and due diligence fees, service fees and participation fees related to commercial loan transactions. Therefore, we expect a trend of discontinued revenue associated with the sale of equity.

Liquidity and Capital Resources

As of December 31, 2021, we had a cash balance of $16,898,222. During the 12 months ended December 31, 2021, we used $7,725,128 and $2,973,293 in cash from investing activities and operating activities respectively. We were provided with approximately $26,369,549 through financing activities.

Our primary uses of cash were for expanding our lending business by making new and increased loans, and for marketing and working capital. The main source of cash was from private debt issuance. The following trends are reasonably likely to result in a material decrease in our liquidity over the near to long term:

●	Continued expansion of our lending business by loaning out our funds on short and long term illiquid transactions,

●	Addition of administrative and sales personnel as the business grows,

●	Increases in advertising, public relations and sales promotions as we expand operations,

●	An increase in working capital requirements,

●	The cost of being a public reporting company and the continued increase in costs due to governmental compliance activities.

We expect to finance our operations primarily through our existing cash, our operational revenues and any future financings.  We expect to use both equity and debt financing from time to time. We have no limits on the amount of leverage we may employ. In general, we intend to pay debt service from operational cash flow, but we also expect to need to raise additional capital to meet our obligations and to fully implement our business plan. Potential future sources of capital include secured or unsecured financings from banks or other lenders, and additional debt and/or equity offerings. However, there is no assurance we will be able to obtain such capital on satisfactory terms or at all. Additionally, no assurance can be given that any such financing, if obtained, will be adequate to meet our capital needs. If adequate capital cannot be obtained on a timely basis and on satisfactory terms, our operations would be materially negatively impacted.

Item 3. Directors and Officers

Directors and Executive Officers

The following table sets forth the name, age, and position of our executive officers and directors. Executive officers are elected annually by our Board of Directors. Each executive officer holds his office until he resigns, is removed by the Board, or his successor is elected and qualified. Directors are elected annually by our shareholders at the annual meeting. Each director holds his office until his successor is elected and qualified or his earlier resignation or removal.

Name	Age	Position
James S. Byrd, Jr.	63	Chairman, Co-Founder
Paul Carrazzone	63	President, Chief Executive Officer
Douglas S. Hackett	58	Director, Co-Founder
Joseph B. Hilton	54	Vice Chairman
Johnny David Damon	48	Independent Director
Randall Greene	56	Independent Director
David Null	55	Chief Financial Officer and Chief Accounting Officer

James S. Byrd, Jr (Chairman, Co-Founder) Mr. Byrd is a veteran corporate and securities attorney and venture capital executive with over 30 years experience as an attorney, venture capital executive or advisor. Mr. Byrd has experience in going public and venture capital transactions and has tried cases in both State and Federal Courts, as well as in front of FINRA, the Florida Supreme Court and the U.S. Court of Appeals. During the past 5 years, Mr. Byrd has held the following positions.

Legion Capital Corporation – Chairman, 2015-Present, James S. Byrd, PA, Owner, 2014 – present.

Jim has been a director of the above listed companies during the past 5 years.

Paul F. Carrazzone - President, Chief Executive Officer, Director. Mr. Carrazzone has over 30 years’ experience in commercial lending and real estate transactions. Mr. Carrazzone began his career in commercial banking in which he had direct responsibility on loan transactions ranging from a few million dollars to over a billion dollars. In the past few years prior to joining Legion, Mr. Carrazzone has focused much of his consulting, underwriting, and investment expertise on real estate projects in Florida.

In the last five years, Mr. Carrazzone has been engaged in the following businesses:

2017 – 2019 Legion Capital Corporation, first as a consultant and was appointed President as of 2019 and CEO in 2021 to present.

2014 – 2019 Managing personal and family investments in the areas of real estate, land use, lending and related businesses.

Douglas S. Hackett (Director, Co-Founder) Mr. Hackett has over 25-years of media, marketing and executive experience. Mr. Hackett is the current Chairman of the Board of Directors at Market Leverage, LLC, a previous Inc. 100 Advertising Firm and Fortune 5000 fastest growing company. Mr. Hackett has previously owned multiple radio stations and was the producer and creator of “Baseball Sunday with Joe Garagiola,” “Football Sunday” and “NBA Basketball Sunday. Mr. Hackett has held the following positions in the last 5 years.

Legion Capital Corporation – Director, Co-Founder – 2015 – Present Market Leverage, LLC – marketing company – Chairman – 2012-Present Heartland Soccer Association – Soccer Association – Director – 2012 – Present

Mr. Hackett has been a director of the above listed companies during the past 5 years.

Mr. David Null, Chief Financial Officer and Chief Accounting Officer.

During the previous 5 years, Mr. Null has been an Associate Director, Finance and Controlling, overseeing financial reporting for 54 subsidiary companies in the European Pharmaceutical industry (Lonza Biologics), CFO of an energy company (Kinetic Energy) and Director of Regulatory Reporting for an insurance company (CapGemini).

Joseph B Hilton, Vice Chairman

Mr. Hilton is a former Director of Hilton Hotels Information Technology Group and is also involved in venture capital investing and technology ventures, as well as charitable activities. For over 7 years, Mr. Hilton has been an owner of Gains Venture Group in Phoenix, Arizona and has also been an officer (President and Director from 2016 – 2019) of Legion Capital Corporation.

Johnny David Damon, Independent Director

Mr. Damon is a former major league baseball player and is actively involved in numerous charitable and community activities. From 2017 to 2020, Mr. Damon has been on the President’s Council for Physical Fitness under President Donald Trump.

Randall Greene, Independent Director

Mr. Greene is a veteran real estate developer and investor with development holdings in the residential real estate, and hotels and resorts throughout the state of Florida. For the past 5 years, Mr. Greene has been owner and managing partner of RG Developments, LLC, based in the Orlando, Florida area.

Family Relationships

There are no family relationships among any of the directors and executive officers.

Involvement in Certain Legal Proceedings

Our directors and officers have not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, nor have been a party to any judicial or administrative proceeding during the past ten years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, except for matters that were dismissed without sanction or settlement. Except as set forth in our discussion below in “Certain Relationships and Related Transactions,” our directors and officers have not been involved in any transactions with us or any of our affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

Executive Compensation

Name and Principal Position	Year Ended	Salary ($)	Non- Qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
James S. Byrd, Jr/Chairman	2021	$120,000	0	0	120,000
	2020	$95,000	0	0	95,000
Douglas S. Hackett/Director	2021	$60,000	0	0	60,000
	2020	$83,000	0	0	83,000
Paul Carrazzone/President/CEO	2021	$120,000	0	0	120,000
	2020	$62,000	0	0	62,000
David Null, CFO and CAO	2021	$63,000	0	0	63,000
	2020	$0	0	0	0

Involvement in Certain Legal Proceedings

There have been no events under any bankruptcy act, no criminal proceedings, no judgments, injunctions, orders or decrees material to the evaluation of the ability and integrity of any of our directors, executive officers, promoters or control persons during the past ten years.

Employment Agreements

We have not entered into employment agreements with any of our employees, officers and directors.

Director Compensation

For the year ended December 31, 2021, our Directors were Jim Byrd, Douglas Hackett and Paul Carrazzone. No compensation was paid to any Director for acting as a Director. We do not currently have an established policy to provide compensation to members of our Board of Directors for their services in that capacity.

Outstanding Equity Awards at Fiscal Year End

As of December 31, 2021, we have 2,503,067 million stock options outstanding in favor of BGA Holdings, LLC (managed by Joseph B. Hilton), as follows:

1,503,067 million at $1 per share, fully vested, 10 year term (subject to a 5 year lock up)

500,000 at $1.25 per share, not vested, 10 year term (subject to a 5 year lock up)

500,000 at $1.75 per share, not vested, 10 year term (subject to a 5 year lock up).

These options expire if not exercised by December 27, 2027.

Item 4. Security Ownership of Management and Certain Securityholders

PRINCIPAL STOCKHOLDERS

The following table sets forth information as to the shares of common stock beneficially owned as of May 15, 2019 by (i) each person known to us to be the beneficial owner of more than 5% of our common stock; (ii) each Director; (iii) each Executive Officer; and (iv) all of our Directors and Executive Officers as a group. Unless otherwise indicated in the footnotes following the table, the persons as to whom the information is given had sole voting and investment power over the shares of common stock shown as beneficially owned by them. Beneficial ownership is determined in accordance with Rule 13d-3 under the Exchange Act, which generally means that shares of common stock subject to options currently exercisable or exercisable within 60 days of the date hereof are considered to be beneficially owned, including for the purpose of computing the percentage ownership of the person holding such options, but are not considered outstanding when computing the percentage ownership of each other person. The footnotes below indicate the amount of unvested options for each person in the table. None of these unvested options vest within 60 days of the date hereof.

Legion Capital Partners (James Byrd, Douglas Hackett and Paul Carrazzone principal owners)	10,000,000
Total of Officers and Directors as a Group*	10,000,000

*	includes 1 million shares previously transferred to a third party in 2021, which transfer was rescinded in July 2021. These 1 million shares are still in the process of being formally transferred but are contractually owned by Legion Capital Partners, LLC.

Legion Capital Partners (“LCP”) is owned by three officers of the Company:

James Byrd, Chairman and Co-Founder 301 E. Pine St., Ste. 850, Orlando, Fl. 32801 Mr. Byrd owns 33.3% of LCP and therefore indirectly owns and controls 3 million shares

Douglas Hackett, Director and Co-Founder 301 E. Pine St., Ste. 850, Orlando, Fl. 32801 Mr. Hackett owns 33.3% of LCP and therefore indirectly owns and controls 3 million shares

Paul Carrazzone, President and CEO 301 E. Pine St., Ste. 850, Orlando, Fl. 32801 Mr. Carrazzone owns 33.3% of LCP and therefore indirectly owns and controls 3 million shares

Item 5. Interest of Management and Others in Certain Transactions

In 2020, the Company leased its office under a month to month lease with a company controlled by Chairman James Byrd, for monthly payments of $6,273 plus sales tax and parking costs. Starting in 2021 the Company no longer leased its office space from Mr. Byrd.

Rent expense for the above lease was $75,276 for the year ended December 31, 2020.

The following summary is a description of the material terms of our capital stock and is not complete. You should also refer to our articles of incorporation, as amended and our bylaws, as amended, which are included as exhibits to the registration statement of which this Filing forms a part.

The following is a summary of the rights of our capital stock as provided in our articles of incorporation and bylaws. For more detailed information, please see our articles of incorporation and bylaws, which have been filed as exhibits to this filing.

Our authorized capital stock consists of 100,000,000 shares of common stock, par value $0 and 20,000 authorized shares of preferred stock for $ 0 par value. As of December 31, 2021, there are 16,716,066 shares of our common stock issued and outstanding and 11,658 shares of preferred stock issued and outstanding.

Common Stock: Each shareholder of our common stock is entitled to a pro rata share of cash distributions made to shareholders, including dividend payments. The holders of our common stock are entitled to one vote for each share of record on all matters to be voted on by shareholders. There is no cumulative voting with respect to the election of our directors or any other matter. Therefore, the holders of more than 50% of the common shares can determine solely, the election of our directors, or any other matters. The holders of our common stock are entitled to receive dividends when and if declared by our Board of Directors from funds legally available, therefore, cash dividends are at the sole discretion of our Board of Directors. In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to pro-rata share in all assets remaining available for distribution to them after payment of our liabilities and after provision has been made for each class of stock, if any, having any preference in relation to our common stock. Holders of shares of our common stock have no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to our common stock.

Preferred Stock: We have 11,658 shares of preferred stock issued and outstanding as of December 31, 2021. However, our wholly owned subsidiary, Legion Select Holdings, LLC, has $5,050,665 of preferred membership units outstanding. These preferred membership units are entitled to a 12% cumulative dividend plus a distribution of 25% of Legion Select Holdings, LLC’s net income.

Options and Warrants

As of December 31, 2021, we have 2,503,067 million stock options outstanding in favor of BGA Holdings, LLC (managed by Joseph B. Hilton), as follows:

1,503,067 million at $1 per share, fully vested, 10 year term (subject to a 5 year lock up) 500,000 at $1.25 per share, not vested, 10 year term (subject to a 5 year lock up) 500,000 at $1.75 per share, not vested, 10 year term (subject to a 5 year lock up). These options expire if not exercised by December 27, 2027.

The options to Mr. Hilton and his company were granted in consideration of the cancellation of 2 million shares originally allocated to Mr. Hilton’s company, BGA Holdings, LLC, and for certain employment agreements and services to be provided. The issuance of said 2 million shares was canceled by agreement of the parties.

Limitations on Liability and Indemnification of Officers and Directors

Florida law authorizes corporations to limit or eliminate (with a few exceptions) the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties as directors. Our articles of incorporation and bylaws include provisions that eliminate, to the extent allowable under Florida law, the personal liability of directors or officers for monetary damages for actions taken as a director or officer, as the case may be. Our articles of incorporation and bylaws also provide that we must indemnify and advance reasonable expenses to our directors and officers to the fullest extent permitted by Florida law. We are also expressly authorized to carry directors’ and officers’ insurance for our directors, officers, employees and agents for some liabilities. We currently maintain directors’ and officers’ insurance covering certain liabilities that may be incurred by directors and officers in the performance of their duties.

The limitation of liability and indemnification provisions in our articles of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent that, in a class action or direct suit, we pay the costs of settlement and damage awards against directors and officers pursuant to the indemnification provisions in our articles of incorporation and bylaws.

There is currently no pending litigation or proceeding involving any of directors, officers or employees for which indemnification is sought.

Transfer Agent

The transfer agent for our common stock is ClearTrust, LLC and for our preferred stock is

Securities Transfer Corporation.

Rule 144

Shares of our common stock held by any of our affiliates, as that term is defined in Rule 144 of the Securities Act, may be resold only pursuant to further registration under the Securities Act or in transactions that are exempt from registration under the Securities Act. In general, under Rule 144 as currently in effect, any of our affiliates would be entitled to sell, without further registration, within any three-month period a number of shares that does not exceed the greater of:

●	1% of the number of shares of common stock then outstanding, which will equal about 164,687 shares immediately after our offering, assuming minimum offering size; or

●	the average weekly trading volume of the unrestricted common stock during the four calendar weeks preceding the filing of a Form 144 with respect to the sale.

Sales under Rule 144 by our affiliates will also be subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

VALIDITY OF COMMON STOCK

EXPERTS

None

REPORTS

As a Tier 2, Regulation A filer, we will be required to file ongoing reports, including an annual report on form 1-K, and a semi-annual report on form 1-SA.

Item 6. Other Information

N/A.

Item 7. Financial Statements

(a)

LEGION CAPITAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021 and 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders’
Legion Capital Corporation and Subsidiaries

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Legion Capital Corporation and Subsidiaries (the “Company”) as of December 31, 2021, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company’s auditor since 2022.

Tampa, Florida

June 15, 2022

3001 N. Rocky Point Dr. East, Suite 200 ● Tampa, Florida 33607 ● 813.367.3527

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders’

Legion Capital Corporation and Subsidiaries

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Legion Capital Corporation and Subsidiaries (the “Company”) as of December 31, 2020, and the related consolidated statement of operations, change in shareholders’ equity, and cash flows for the year ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of their operations and their cash flows for the year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Rosenfield and Company, PLLC

We served as the Company’s auditor from 2019 to 2021.

New York, NY

May 05, 2021

Legion Capital Corporation and Subsidiaries

Consolidated Balance Sheet

	December 31,	December 31,
	2021	2020
Assets

Current assets:
Cash	$16,898,222	$1,227,094
Other receivables	980,807	239,294
Current portion of business loans receivable, net	24,894,145	11,107,602
Prepaid expenses and other current assets	131,976	39,584
Interest receivable	1,701,416	117,347

Total current assets	44,606,566	12,730,921

Property and equipment, net	70,548	14,818
Deferred offering costs	269,688	344,016
Operating lease right of use	123,085	-
Investments	137,679	137,679
Assets held for sale	439,052	1,782,433
Business loans receivable, less current maturities net	75,000	5,565,132

Total assets	$45,721,618	$20,574,999

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable and accrued expense	$801,579	$769,929
Notes payable	10,241,500	9,095,800
Operating lease obligations due within 1 year	50,074	-

Total current liabilities	11,093,153	9,865,729

Notes payable, less current portion, net	24,154,599	10,461,145
Long term operating lease obligations	73,012	-

Total liabilities	35,320,764	20,326,874

Commitments and contingencies (Note 14)

Shareholders’ equity
Preferred stock, no par value, 20,000 shares authorized; 11,658 and 341 shares issued and outstanding at December 31, 2021 and 2020, respectively	11,657,775	341,000
Common stock, no par value, 100,000,000 shares authorized; 16,716,066 and 16,468,669 shares issued and outstanding at December 31, 2021 and 2020, respectively	9,005,522	8,616,189
Deferred stock compensation	(314,188)	(314,188)
Accumulated deficit	(14,998,920)	(14,968,659)

Legion Capital Corporation equity	5,350,189	(6,325,658)

Non-controlling interest - preferred stock of subsidiary	5,050,665	6,573,783

Total shareholders’ equity	10,400,854	248,125

Total liabilities and shareholders’ equity	$45,721,618	$20,574,999

See accompanying notes to consolidated financial statements

Legion Capital Corporation and Subsidiaries

Consolidated Statements of Operations

	For the year ended December 31,
	2021	2020
Revenue:
Interest income	$2,813,438	$1,792,582
Participation fees	350,000	489,500
Other	102,280	68,213

	3,265,718	2,350,295

Expenses:
Selling expenses	(260,930)	(54,215)
Bad debt expense	-	(1,841,815)
General and administrative expenses	(1,641,544)	(1,646,812)
	(1,902,474)	(3,542,842)

Operating income (loss)	1,363,244	(1,192,547)

Other income (expense):
Interest expense	(2,298,587)	(1,687,684)
Gain on sale of land	904,943	-
Gain on forgiveness of debt	310,000	-
Net income (loss)	279,600	(2,880,231)

Less:
Dividends on preferred membership units of subsidiary	-	(793,222)

Net income (loss) - common shareholders	$279,600	$(3,673,453)

Net income (loss) per common share - basic	$.02	$(0.23)

Net income (loss) per common share - diluted	$.02	$(0.23)

Weighted average shares outstanding - basic	16,642,327	15,681,267

Weighted average shares outstanding - diluted	18,145,394	15,681,267

See accompanying notes to consolidated financial statements

Legion Capital Corporation and Subsidiaries

Consolidated Statement of Changes in Shareholders’ Equity

	No par value Preferred Stock		No par value Common Stock		Deferred Stock Compensation	Accumulated Deficit	Non- controlling interest- preferred stock issued by subsidiary	Total
	Shares	Amount	Shares	Amount
December 31, 2019	-	$-	16,413,548	$8,558,890	$(314,188)	$(11,295,206)	$6,573,783	$3,523,279
Shares repurchased for cash	-	-	(22,000)	(25,102)	-	-	-	(25,102)
Shares issued for cash Common Stock	-	-	27,121	19,901	-	-	-	19,901
Preferred Stock	341	341,000	-	-	-	-	-	341,000
Shares issued in exchange for financing	-	-	50,000	62,500	-	-	-	62,500
Preferred membership units of subsidiary dividends	-	-	-	-	-	-	(793,222)	(793,222)
Net Income	-	-	-	-	-	(3,673,453)	793,222	(2,880,231)
December 31, 2020	341	$341,000	16,468,669	$8,616,189	$(314,188)	$(14,968,659)	$6,573,783	$248,125
Shares repurchased for cash	-	-	(90,471)	(80,952)	-	-	-	(80,952)
Shares issued for cash Common Stock	-	-	337,868	470,285	-	-	-	285,285
Shares to be issued for cash Common Stock	-	-	-	-	-	-	-	185,000
Preferred Stock	11,965	11,964,775	-	-	-	-	-	11,964,775
Preferred Stock redeemed for cash	(648)	(648,000)	-	-	-	-	-	(648,000)
Preferred Stock Dividends	-	-	-	-	-	(309,861)	-	(309,861)
Preferred membership units of subsidiary redeemed for cash	-	-	-	-	-	-	(1,523,118)	(1,523,118)
Net Income	-	-	-	-	-	279,600	-	279,600
December 31, 2021	11,658	$11,657,775	16,716,066	$9,005,522	$(314,188)	$(14,998,920)	$5,050,665	$10,400,854

See accompanying notes to consolidated financial statements

Legion Capital Corporation and Subsidiaries

Consolidated Statements of Cash Flows

	For the Year ended December 31,
	2021	2020
Operating activities:
Net income (loss)	$279,600	$(2,880,231)
Adjustments to reconcile net income (loss) to net cash from operating activities:
Depreciation	4,103	3,111
Amortization of bond issue costs and deferred offering costs	269,271	8,357
Amortization of debt discount	75,000	-
Bad debt expense	-	1,841,815
Gain on forgiveness of debt	(310,000)	-
Gain on sale of land	(904,943)	-
Change in operating assets and liabilities:
Other receivables	(741,513)	164,504
Prepaid expenses and other current assets	(92,392)	(20,627)
Interest receivable	(1,584,069)	-
Accounts payable and accrued expenses	31,650	208,087

Net cash from operating activities	(2,973,293)	(674,984)

Investing activities:
Issuance of business loans	(18,187,711)	(6,650,836)
Repayments of business loans	10,522,583	5,600,990
Purchase of property and equipment	(60,000)	(6,000)
Net cash from investing activities	(7,725,128)	(1,055,846)

Financing activities:
Proceeds from notes payable	28,637,250	6,216,707
Payments on notes payable	(11,413,491)	(3,165,065)
Bond issue costs	(719,839)	(128,091)
Deferred offering costs	(7,500)	(259,016)
Proceeds issuance of preferred stock	11,964,775	341,000
Proceeds issuance of common stock	470,285	19,901
Repurchase of common stock	(80,952)	(25,102)
Redemption of preferred stock	(648,000)	-
Preferred membership units redeemed for cash subsidiary	(1,523,118)	-
Dividends paid on preferred stock	(309,861)	-
Dividends paid on preferred stock membership units - subsidiary	-	(793,222)
Net cash from financing activities	26,377,049	2,207,112

Net increase in cash	15,671,128	476,282

Cash-beginning	1,227,094	750,812

Cash-ending	$16,898,222	$1,227,094

See accompanying notes to consolidated financial statements

Legion Capital Corporation and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 1: BUSINESS

Legion Capital Corporation was originally incorporated as GreenSky Corporation on August 7, 2015 in Delaware, and merged with Legion Capital Corporation, a Florida Corporation, on January 15, 2016. The Company is a holding company with operating subsidiaries in the areas of commercial lending, real estate and related services, management and marketing, closing and title services.

Below is a list of our operating subsidiaries and activities:

●	Legion Finance, LLC. Legion Finance, LLC is a subsidiary that raises funds through bond and preferred stock offerings to fund the Company’s growth. Bond and preferred stock offerings are being conducted pursuant to rules mandated by the Securities and Exchange Commission (SEC) under the Jumpstart of Business Startups Act of 2012, commonly referred to as “Regulation A”.

●	Legion Title, LLC. Legion Title, LLC is a title agency that provides title insurance and closing services for Legion transactions.

●	Legion Funding, LLC. The Company formed Legion Funding, LLC for the purpose of making loans to certain real estate development.

●	Legion Select Holdings, LLC, was renamed to Legion Select, LLC in 2020. The Company formed Legion Select, LLC for the purpose to invest in commercial loans.

●	Legion Ajay, LLC, Legion Lake Mary, LLC and Legion 730 Harris Street, LLC. The Company formed Legion Ajay, LLC, Legion Lake Mary, LLC and Legion 730 Harris Street, LLC to invest in specific real estate projects.

●	Legion Commercial Finance, LLC. The Company formed Legion Commercial Finance, LLC for the purpose of making loans to certain real estate development projects.

Legion Capital Corporation and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying consolidated financial statements of Legion Capital Corporation and its wholly-owned subsidiaries (collectively the “Company”) have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and the rules of the Securities and Exchange Commission (“SEC”). In the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of consolidated financial position presented have been reflected herein.

Principles of Consolidation

For the year ended December 31, 2021, Legion Capital Corporation and its subsidiaries Legion Finance, LLC, Legion Funding, LLC, Legion Title, LLC, Legion Select Holdings, LLC (renamed Legion Select, LLC in 2020), Legion Commercial Finance, LLC, Legion Ajay, LLC, Legion Lake Mary I, LLC and 730 Harris Street, LLC, have been consolidated for financial statement purposes. All significant intercompany transactions and balances have been eliminated in consolidation.

Reporting Segment

We are a holding company operating in one reportable segment, lending and related services within multiple industries. Every other aspect of our business is part of that core business.

Cash and Cash Equivalents

For purposes of the consolidated statements of cash flows, the Company considers all highly liquid investments purchased with a maturity of three (3) months or less to be cash equivalents.

Cash accounts are insured at the Federal Deposit Insurance Corporation limits of $250,000 per bank. At times throughout the year, such bank balances may have exceeded the federally insured limit. As of December 31, 2021, approximately $13,675,000 of cash was not covered by insurance.

Use of Estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Legion Capital Corporation and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Business Loans Receivable

In accordance with the guidance of Accounting Standards Codification (ASC) Topic 942, Financial Services - Depository and Lending, the Company reports loans and trade receivables not held for sale on the date of the consolidated financial statements at their outstanding principal balances, reduced by deferred origination and facilities fees and an allowance for loan losses. The allowance for loan losses was $11,555 and $2,463,596 as of December 31, 2021 and 2020, respectively.

The primary credit quality indicators are paired to changes in overall market/industry valuations as well as changes in more specific pledged collateral valuations to evaluate a performing and non-performing business loans receivable on an individual basis. Most portfolio loans are established with significant amounts of prepaid interest and are 1-2 years in duration. Business loans receivable are considered on non-accrual or past due status on an individual basis. When an asset or investment becomes distressed due to changes in industry valuation, business valuations and ability to generate cash flow or repay debt, each distressed or non-performing asset is evaluated on an individual case by case basis for restructuring and/or liquidation, and at that time an estimated allowance is recorded.

The Company reviews each loan and updates its market analysis, appraisals and other valuation information and at the end of each accounting period the Company conducts a full review of all loans and their respective valuations internally.

The Company’s policy on our nonaccrual loans is as follows: (a) determine whether the principal balance of the loan will not be collectible; (b) if we deem the principal to be collectible (secured by collateral and/or guarantees), then the payment is first applied to late fees and other charges; (c) any amounts in excess of late fees and other charges are then applied to any interest that would be due and any remaining amount is applied to principal; (d) if the loan is deemed to not be collectible, then the payment is applied to principal.

Prior to entering into an agreement to modify any of our loans, we conduct a review and analysis of the current status of the loan and underlying collateral to determine whether such loan should be considered a troubled asset prior to modification. As we are primarily an asset-based lender, the main factor we analyze is the current value of the underlying collateral and whether we still consider the loan to be collectable, in accordance with its terms presently and as modified. As a lender, we consider a modification to be a troubled debt restructuring if a material portion of the original principal of the loan is forgiven.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is recorded using the straight-line method over the estimated useful lives of the related assets, which range from three to seven years. Leasehold improvements are amortized over the shorter of the expected useful lives of the related assets or the lease term.

Legion Capital Corporation and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investments

The Company acquired two properties in exchange for forgiveness of our outstanding loan balance related to each such property. The properties acquired were measured and recorded at their fair value at the time of acquisition. Management reviewed comparable sales and other market data and factors to determine that the real estate was recorded at its fair value on the date of the acquisition.

Long-Lived Assets

The Company reviews long-lived assets (primarily comprised of property, equipment and leasehold improvements, and assets held for sale) for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The recoverability of an asset to be held and used is measured by a comparison of the carrying amount of the asset to future net undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying value of the asset exceeds the fair value of the asset. As of December 31, 2021 and 2020, the Company did not recognize any impairment on its long-lived assets.

Revenue Recognition

The Company derives its revenue primarily from secured lending to real estate developers and builders, business owners and entrepreneurs in select industries. The main sources of revenues are, facility fees, due diligence fees, interest income, origination fees and participation fees.

The Company recognizes revenue from our loan business in accordance with ASC 310-20 Receivables-Nonrefundable Fees and Other Costs. The Company includes facility fees, origination fees and due diligence fees as part of interest income and those fees are recognized and amortized over the life of the loan.

Interest income revenue including facility fees, origination fees and due diligences fees are outside the scope of ASC 606. Our contracts are valued at a fixed price at inception and do not include any variable consideration or financing components in our normal course of business. In applying judgment, the Company considers customer expectations of performance materiality and the core principles of ASC Topic 606, Revenue from Contracts with Customers.

The Company recognizes revenue from participation fees under ASC 606 Revenue from Contracts with Customers - Topic 606. The Company recognizes participation fee revenue at a point in time. The Company generally invoices customers for participation fees at such time as the right to consideration becomes unconditional and the Company has no remaining performance obligations associated therewith.

Fair Value of Financial Instruments

ASC 825, Disclosure about Fair Value of Financial Instruments, requires disclosure of the fair value of financial instruments when it is practical to estimate. Management believes the carrying values of cash and cash equivalents, accounts receivable, business loans receivable, investments, assets held for sale, accounts payable, accrued expenses and notes payable are reasonable estimates of their fair value because of their short-term nature and interest rates.

Legion Capital Corporation and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Bond issuance costs

Bond issuance costs are presented as a contra-liability within Notes payable, less current portion on the consolidated balance sheets. Bond issuance costs are amortized using the straight-line method over the term on the bonds (ranging from 1 to 3 years) and are included as interest expense in the accompanying consolidated statement of operations.

Leases

The Company accounts for leases based on ASU 2016-02, “Leases” (Topic 842). Based on this standard, the Company determines if an agreement is a lease at inception. Operating leases are included in operating lease – right of use, current portion of operating lease liability, and operating lease liability, less current portion in the Company’s consolidated balance sheets. Finance leases are included in property, plant and equipment, net, current portion of long-term debt, net and long-term debt, less current portion and debt issuance costs in the Company’s consolidated balance sheet.

As permitted under ASU 2016-02, the Company has made an accounting policy election not to apply the recognition provisions of ASU 2016-02 to short term leases (leases with a lease term 12 months or less that do not include an option to purchase the underlying asset that the lessee is reasonably certain to exercise); instead, the Company will recognize the lease payments for short term leases on a straight-line basis over the lease term. The Company did not have any short-term leases at December 31, 2021.

Equity-Based Compensation

The Company accounts for equity instruments issued to employees in accordance with the provisions of ASC 718, Stock Compensation. The computation of the expense associated with stock-based compensation requires the use of a valuation model. The FASB issued accounting guidance requires significant judgment and the use of estimates, particularly surrounding Black-Scholes assumptions such as stock price volatility, expected option lives, and expected option forfeiture rates, to value equity-based compensation. We currently use a Black-Scholes option pricing model to calculate the fair value of our stock options. We primarily use historical data to determine the assumptions to be used in the Black-Scholes model and have no reason to believe that future data is likely to differ materially from historical data. However, changes in the assumptions to reflect future stock price volatility and future stock award exercise experience could result in a change in the assumptions used to value awards in the future. This accounting guidance requires the recognition of the fair value of stock compensation in net income. Although every effort is made to ensure the accuracy of our estimates and assumptions, significant unanticipated changes in those estimates, interpretations and assumptions may result in recording stock compensation expense that may materially impact our financial statements for each respective reporting period.

Income Taxes

The Company accounts for income taxes under the provisions of ASC 740, Accounting for Income Taxes, which requires a company to first determine whether it is more likely than not (which is defined as a likelihood of more than fifty percent) that a tax position will be sustained based on its technical merits as of the reporting date, assuming that taxing authorities will examine the position and have full knowledge of all relevant information. A tax position that meets this more likely than not threshold is then measured and recognized at the largest amount of benefit that is greater than fifty percent likely to be realized upon effective settlement with a taxing authority.

Legion Capital Corporation and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Deferred income taxes are recognized for the tax consequences related to temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for tax purposes at each year end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Deferred income taxes are also recognized for carry-forward losses which can be utilized to offset future taxable income. A valuation allowance is recognized when, based on the weight of all available evidence, it is considered more likely than not that all, or some portion, of the net deferred tax assets will not be realized. The Company evaluates its valuation allowance requirements based on projected future operations. When circumstances change and cause a change in management’s judgment about the recoverability of deferred tax assets, the impact of the change on the valuation is reflected in current income. Income tax expense is comprised of the sum of current income tax plus the change in deferred tax assets and liabilities.

Earnings (loss) Per Share

Basic earnings (loss) per common share is computed based on the weighted average number of shares of all classes of common stock outstanding during the period. Diluted earnings per common share is computed based on the weighted average number of common shares outstanding during the period increased, when applicable, by dilutive common stock equivalents. When the Company has a net loss, dilutive common stock equivalents are not included as they would be anti-dilutive

 Debt – original issue discount

When the Company issues notes payable with a face value higher that the proceeds it receives, the Company records the difference as a debt discount and amortizes it through interest expense over the life of the underlying note payable.

Reclassifications

We have reclassified certain prior period amounts in the consolidated financial statements to conform to the current period presentation.

Legion Capital Corporation and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recently Issued Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), Conforming Amendments Related to Leases. This ASU amends the codification regarding leases in order to increase transparency and comparability. The ASU requires companies to recognize lease assets and liabilities on the balance sheet and disclose key information about leasing arrangements. A lessee would recognize a liability to make lease payments and a right-of-use asset representing its right to use the leased asset for the lease term. For an emerging growth company, the amendments in the update are effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2020. The adoption of this ASU is not expected to have a material effect on the Company’s financial statements. The Company adopted ASU No. 2016-02 on January 1, 2021.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments. The amendments introduce an impairment model that is based on expected credit losses (“ECL”), rather than incurred losses, to estimate credit losses on certain types of financial instruments (ex. loans and held to maturity securities), including certain off-balance sheet financial instruments (ex. commitments to extend credit and standby letters of credit that are not unconditionally cancellable). The ECL should consider historical information, current information, and reasonable and supportable forecasts, including estimates of prepayments, over the contractual term. An entity must use judgment in determining the relevant information and estimation methods that are appropriate in its circumstances. Financial instruments with similar risk characteristics may be grouped together when estimating the ECL. The ASU also amends the current available for sale security impairment model for debt securities whereby credit losses relating to available for sale debt securities should be recorded through an allowance for credit losses. For an emerging growth company, the amendments in the update are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The amendments will be applied through a modified retrospective approach, resulting in a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective. The Company is currently planning for the implementation of this accounting standard. It is too early to assess the impact this guidance will have on the Company’s financial statements. The Company will adopt ASU No. 2016-13 on January 1, 2025.

Legion Capital Corporation and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, which is part of the FASB’s initiative to reduce complexity in accounting standards. The ASU eliminates certain exceptions to the general principles of ASC 740, Income Taxes, and simplifies income tax accounting in several areas. The standard is effective for fiscal periods beginning after December 15, 2020 with early adoption permitted. The Company early adopted this ASU as of January 1, 2020, and it did not have a material impact on its financial position, results of operations, cash flows, and disclosures.

The Company does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its financial position or results of operations.

NOTE 3: LIQUIDITY AND GOING CONCERN

The Company has sustained recurring losses and negative cash flows from operations. Over the past year, the Company’s operations have been funded, in part, through repayment of principal on outstanding Business Loans, as well as equity and debt financing. As of December 31, 2021, the Company had approximately $16,900,000 of unrestricted cash. The Company continues to experience repayment of principal as its Business Loans monetize and mature and continues to obtain debt and equity financing, while trying to grow our portfolio of notes receivable and therefore believes that, as a result, it currently has sufficient cash, anticipated financing and projected income to meet its operating and funding requirements over the next year. However, the Company has experienced negative cash flows from operations, as well as an ongoing requirement for substantial additional capital investment. The Company expects that it will need to raise substantial additional capital to accomplish its business plan over the next several years. The Company plans to seek to obtain additional funding through a bank credit facility, public or private offerings, or private equity. There can be no assurance as to the availability, if any, or terms upon which such financing and capital might be available in the future.

Legion Capital Corporation and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 4: BUSINESS LOANS RECEIVABLE

Business loans receivable of $24,993,203 are secured, along with annual interest at rates from 6% to 25%, with maturity dates through December 31, 2022. The balance of the allowance for credit losses as of December 31, 2021 and 2020 was $11,555 and $2,463,596 respectively. Deferred interest and origination fees were $12,503 and $94,734 for the years ended December 31, 2021 and 2020, respectively. The following table summarizes the maturity dates:

Business loans receivable due on or before December 31, 2022	$24,918,203
Business loans receivable due after December 31, 2022	75,000
Gross business loans receivable	24,993,203
Less deferred interest and origination fees	(12,503)
Less allowance for credit losses	(11,555)
$24,969,145

The following table presents our credit quality indicators as of December 31, 2021:

Investment Value
Performing loans	$24,089,490

Non-performing loans	$903,713

Total loans	$24,993,203

NOTE 5: PROPERTY AND EQUIPMENT

The major classifications of property and equipment are summarized as follows:

	December 31,	December 31,
	2021	2020
Furniture and equipment	$91,380	$31,380
Less accumulated depreciation	(20,832)	(16,562)

Property and equipment, net	$70,548	$14,818

Depreciation expense for the years ended December 31, 2021 and 2020, was $4,103 and $3,111, respectively.

Legion Capital Corporation and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 6: ASSET HELD FOR SALE

During 2019, the Company took ownership of a commercial parcel on which it had an outstanding business loan. The forgiven loan had an outstanding amount of $1,412,320 and at that time, the property was recorded as an investment with the value of $1,412,320. In December 2021, the Company sold the property to a third party. The sales agreement was driven by total number of approved units per site plan, with a per unit sales price of $12,500. The Company settled on a final sales price of $2,600,000 recognizing a gain on the sale of the property of $904,943.

In January 2019, the Company acquired a 2-acre parcel of commercial property in the Lake Nona area of Orlando, Florida, for the purchase price of $360,000. The Company, through a subsidiary, Legion Ajay, LLC, owns 51% of that property and has it listed for sale. The carrying value of the property is $439,052.

NOTE 7: INVESTMENTS

During 2019, the Company took ownership of a commercial property on which it had an outstanding business loan receivable. The property is located in Sandersville, Georgia and has been recorded as an investment at the outstanding loan balance of $137,679. It is the Company’s intention to evaluate the strategic benefit of holding this property as an investment, or reclassifying the property as an Asset held for Sale, potentially listing the property with a real estate agent. It is anticipated this evaluation will happen in 2022.

NOTE 8: NOTES PAYABLE

Unsecured notes

As of December 31, 2021 and 2020, the Company had unsecured notes payable in the aggregate amount of $2,656,609 and 2,583,591 with interest at 7% to 12%, per annum for a period of 6 to 60 months.

Secured notes

As of December 31, 2021 and 2020, the Company had secured notes payable in the aggregate amount of $8,744,947 and $14,301,244, respectively, with interest at 4.5% to 12%, per annum for a period of 6 to 60 months. These loans were secured by the underlying business loans receivable and company assets of the Company in the amount of $8,644,947 and $19,291,172 for December 31, 2021 and 2020, respectively. The outstanding secured notes payable are always 100% collateralized by business assets and loans receivable.

Paycheck Protection Program

In 2020 and 2021 the Company received a loan in the amount of $307,592 from the CARES Act Paycheck Protection Program (PPP). The loan has a 1% interest rate and a maturity date of May 18, 2022. The Company filed an application requesting forgiveness and was forgiven the amount of $291,592. The remaining $16,000 will be paid off by May 18, 2022.

Bonds

During 2020, the Company was approved by the SEC to issue bonds in one, three and five year terms. As of December 31, 2021, the Company had issued bonds in the amount of $25,121,025 with unamortized bond issuance costs and debt discount of $2,117,482 and $25,000 for net balance of $22,978,543. The Bonds are secured by real estate loans and cash at December 31, 2021.

Amortization expense of bond issuance costs was $269,271 and $8,357 for the year ended December 31, 2021 and 2020, respectively.

The estimated weighted average interest rate for our notes payable, broken down by current and long-term portion is:

Current Portion 2020: 7.8%

Long Term Portion 2020: 8.9%

Current Portion 2021: 5.95%

Long Term Portion 2021: 6.80%

Legion Capital Corporation and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 8: NOTES PAYABLE (CONTINUED)

	Year ended December 31
	2021	2020
Unsecured notes	$2,656,609	$2,583,591
Secured notes	8,744,947	14,301,244
Paycheck protection program	16,000	159,200
Bonds	25,121,025	2,641,001
	36,538,579	19,685,036
Debt discount	(25,000)	-
Less unamortized bond issuance costs	(2,117,482)	(128,091)
Notes payable	$34,396,099	$19,556,945

The aggregate maturity on the notes payable as of December 31, 2021 are as follows:

2022	$10,241,500
2023	5,526,150
2024	19,059,932
2025	1,510,999
2026	200,000
36,538,581
Debt discount	(25,000)
36,513,581
Less current portion	(10,241,500)
Less unamortized bond issuance costs	(2,117,482)
Notes payable, long-term portion, net	$24,154,599

For the years ended December 31, 2021 and 2020, total interest expense on these notes payable was $2,298,587 and $1,687,684, respectively. 2021 interest includes $75,000 in amortization of debt discount.

NOTE 9: SHAREHOLDERS’ EQUITY

Noncontrolling Interest

Non-controlling interest represents preferred membership units prior to December 31, 2020 issued by a subsidiary in the amount of $6,573,783. The noncontrolling interests are presented as a component of equity and the proportionate share of net income (loss) attributed to the noncontrolling interests is recorded in results of operations. During 2021 the Company returned $1,523,118 in principal to the preferred shareholders resulting in a non-controlling preferred share balance amount of $5,050,665 at December 31, 2021.

NOTE 10: STOCK OPTIONS

In November 2017, the Company granted 3 million stock options that expire on December 27, 2027 to BGA Holdings, LLC (BGA)(managed by Joseph B. Hilton). 2 million of these options were immediately vested with the remaining 1 million not being vested until and unless a 3 year employment agreement is entered into by Mr. Hilton. The options have a strike price and term as follows:

Option 1: 500,000 at $1.75 per share, not vested, 10 year term

Option 2: 500,000 at $1.25 per share, not vested, 10 year term

Option 3: 2,000,000 at $1.00 per share, fully vested, 10 year term

Legion Capital Corporation and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 10: STOCK OPTIONS (CONTINUED)

The weighted-average grant-date fair value of options granted during the year ended December 31, 2017 was $0.94. The options to Mr. Hilton’s company were issued in consideration of cancellation of 2 million shares previously agreed to be issued to Mr. Hilton’s company.

On June 27, 2018, the Company entered into a “Purchase of Stock Options and Lock Up Agreement” with BGA, in which the Company repurchased 496,333 shares of Option #3 above for $100,000. As consideration for the repurchase, a 5-year lock up period was added to the remaining shares of Option #3, and all shares of Options 1 & 2. The lock up period commenced December 27, 2017, and expires December 26, 2022, and BGA may not sell the remaining options or the shares underlying the options earlier than June 30, 2023. However, if certain conditions are not met by the Company, up to 5% of the options held by BGA may be sold in any 12-month period, subsequent to December 27, 2020.

The fair value of the Company’s common stock option grants is estimated using a Black-Scholes option pricing model, which uses certain assumptions related to risk-free interest rates, expected volatility, expected life of the common stock options, and future dividends. Compensation expense is recorded based upon the value derived from the Black-Scholes option pricing model and based on actual experience. The assumptions used in the Black-Scholes option pricing model could materially affect compensation expense recorded in future periods.

The following range of assumptions in the Black-Scholes option pricing model was used to determine fair value of the options issued in November of 2017 and on June 27, 2018:

Expected Dividend Yield—The Company has never paid dividends and does not expect to pay dividends.

Risk-Free Interest Rate—The risk-free interest rate was based on the market yield currently available on United States Treasury securities with maturities approximately equal to the option’s expected term.

Legion Capital Corporation and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 10: STOCK OPTIONS (CONTINUED)

Expected Term—Expected term represents the period that the Company’s stock-based awards are expected to be outstanding. The Company’s assumptions about the expected term have been based on that of companies that have a similar industry, life cycle, revenue, and market capitalization and the historical data on employee exercises.

Expected Volatility—The expected volatility is based on the historical stock volatilities of several of the Company’s publicly listed comparable companies over a period equal to the expected terms of the options, as the Company does not have a long trading history.

Forfeiture Rate—The Company has not experienced significant forfeiture activity on stock options. The Company determines the expected forfeiture rate of its stock option awards issued using the simplified method. The simplified method assumes each vesting tranche of the award has a term equal to the midpoint between when the award vests and when the award expires.

Each of the inputs discussed above is subjective and generally requires significant management judgment. The Company utilized the following inputs to calculate its options as of December 31, 2017 and June 27, 2018:

	Grant	Modification
	Date	Date
Volatility:	43%	35%
Expected terms (in years):	10	10
Risk free rate:	2.42%	2.83%

A summary of the option activity as of December 31, 2021 is presented below:

	Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term
Outstanding at December 31, 2020	2,503,067	$1.25	7 years
Vested at December 31, 2020	1,503,067	$1.25	7 years
Non-vested at December 31, 2020	1,000,000	$1.25	7 years
Outstanding at December 31, 2021	2,503,067	$1.25	6 years
Non-vested at December 31, 2021	1,000,000	$1.25	6 years
Vested at December 31, 2021	1,503,067	$1.25	6 years

Total stock compensation expense for the year ended December 31, 2021 and 2020 was $-0-.

NOTE 11: INCOME TAXES

The Company did not provide any Federal and State income tax for the years ended December 31, 2021 and 2020, due to the Company’s net loss carryforward.

Deferred tax assets and liabilities reflect the effects of tax losses, credits and the future income tax effects of temporary differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases and are measured using enacted tax rates that apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Future taxable income is expected to be subject a federal tax rate of 21% and a state tax rate of 5.5%.

Legion Capital Corporation and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 11: INCOME TAXES (CONTINUED)

The following table reconciles the U.S. statutory rates to the Company’s effective tax rate for the years ended December 31, 2021 and 2020:

	Year ended December 31
	2021	2020
Federal statutory rate	21.0%	21.0%
State statutory rate	4.3%	4.3%
Valuation allowance	(25.3)%	(25.3)%
Effective tax rate	0.0%	(0.0)%

As of December 31, 2021 and 2020, the Company had a deferred tax asset in the amount of $2,454,348 and $2,788,337, respectively. The Company had a valuation allowance of $2,454,348 and $2,788,337 as of December 31, 2021 and 2020, respectively. The valuation allowance decreased by $384,639 and increased by $670,312 during the years ended December 31, 2021 and 2020, respectively. The Company believes that such assets did not meet the more likely than not criteria to be recoverable through projected future profitable operations in the foreseeable future.

	December 31, 2021	December 31, 2020
Deferred taxes consist of:

Net operating loss carryforward	$2,403,968	$2,095,227
Allowance for doubtful accounts	2,923	658,098
Cash basis tax adjustments	47,457	35,012
Subtotal	2,454,348	2,788,337
Valuation allowance	(2,454,348)	(2,788,337)
Net deferred taxes	$-	$-

The Company’s net operating loss carry forward for income tax purposes as of December 31, 2021, was approximately $7,846,000 and may be offset against future taxable income. Current tax laws limit the amount of loss available to be offset against future taxable income when a substantial change in ownership occurs. Therefore, the amount available to offset future taxable income may be limited.

Legion Capital Corporation and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 12: LEASES

The Company has one operating lease.

Under the operating lease the Company leases its executive offices in Orlando, Florida. The lease expires on July 31, 2024.

The lease has been capitalized, at January 1, 2021, as a Right-of-use asset with an equal right-of-use liability using a discount rate of 10%. The initial present values of the right-of-use asset and liability was calculated to be $153,659. The Company determined this lease to be an operating lease since the office space never transfers to the lessee. The asset will be reduced on a straight-line basis over the 3-year term. The liability will be reduced by minimum payments outlined in the table below. During the year ended December 31, 2021, the Company recorded approximately $43,000 in lease expense under the lease. Cash payments on the lease liability were approximately $32,000.

Years ending December 31,

FY 2022	$57,978
FY 2023	59,725
FY 2024	35,881
Total future minimum lease payments	$153,584
Less imputed interest	(30,498)
Total operating lease liability	$123,086

NOTE 13: RELATED PARTY TRANSACTIONS

In 2019, Alpine Funding, LLC, a company owned by James Byrd and Shane Hackett, made a $150,000 loan to Legion Capital to participate as a co-lender in one of the Company’s mortgage loans. The loan was for 12 months with interest at 12% per annum and monthly payments of interest only; $100,000 of the $150,000 has been repaid. $50,000 remains outstanding and has been extended with a maturity date of May 9, 2023. Interest paid during the year ended December 31, 2021 was $6,000.

The Company sold a parcel of real estate in 2021, referenced in Note 6: ASSET HELD FOR SALE, and paid a commission on the transaction to Paul Carrazzone, President and Chief Executive Officer, in the amount of $115,000.

Legion Capital Corporation and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 14: COMMITMENTS AND CONTINGENCIES

PPP Loans

In December 2020, the SBA issued an Interim Final Rule that provides information about the loan forgiveness requirements and review procedures applicable to PPP loans. Section V(1)(c) of the Interim Final Rule indicates that the SBA may audit any PPP loan at its discretion until the end of the required document retention period for the loan. For PPP loans of more than $150,000, the required document retention period ends six years after the date the SBA forgave the PPP loan or the borrower repaid the PPP loan in full. For PPP loans of $150,000 or less, the required document retention period for certain PPP loan requirements is three years, and for other requirements is four years, measured from the date the borrower submitted its loan forgiveness application. As explained in Section V(1)(b) of the Interim Final Rule, the SBA may review any or all of the following when auditing a PPP loan:

●	Whether the borrower qualified for the PPP loan.

●	Whether the PPP loan amount was appropriately calculated and the proceeds used for allowable purposes.

●	Whether the loan forgiveness amount was appropriately determined.

The Company has been forgiven $291,592 in 2021 which is shown as a gain on forgiveness of debt in the income statement.

Legal Proceedings

The Company is not presently a party to any legal proceedings the resolution of which the Company believes would have a material adverse effect on its business, financial condition, operating results, or cash flows. However, legal proceedings are subject to inherent uncertainties, and an unfavorable outcome could include monetary damages, and excessive verdicts can result from litigation, and as such, could result in a material adverse impact on its business, financial position, results of operations, and /or cash flows.

NOTE 15: CLIENT CONCENRATIONS

One lending relationship accounted for 26% of the Company’s outstanding loans at December 31, 2021. The lending relationship had an outstanding balance on December 31, 2021 of $6,621,434 secured by real estate. The Company’s lending policy is to maintain 50% loan to value ratio at all times; meaning the outstanding principal to any singular borrower will not exceed 50% of the real estate value securing the loan. This customer was in full compliance with the Company’s lending policy during 2021.

Legion Capital Corporation and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 16: SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash paid during the years ended December 31:

	2021	2020
Cash paid for interest	$1,706,697	$1,255,900

Cash paid for income taxes	$-	$-

NOTE 17: SUBSEQUENT EVENTS

In preparing these financial statements, management has evaluated events and transactions for potential recognition or disclosure through June 15, 2022 the date the financial statements were available to be issued.

Preferred stock issuance

Since December 31, 2021 and through the date of the report, the Company has issued 6,590 shares in the amount of $6,590,000.

Bonds

Since December 31, 2021 and through the date of the report, the Company has issued 169 bonds in the amount of $6,442,800.

Business loan receivables advances

Since December 31, 2021 the Company has loaned $16,000,000 in a new business loan.

Index to Exhibits

Exhibit No.	Description of Exhibit
2.1	Articles of Incorporation (incorporated by reference to Exhibit 2.1 to Amendment No. 2 to the Company’s Offering Statement on Form 1-A (File No. 024-10638) filed on April 3, 2017).
2.3	ByLaws (incorporated by reference to Exhibit 2.3 to Amendment No. 2 to the Company’s Offering Statement on Form 1-A (File No. 024-10638) filed on April 3, 2017).
4.1	Subscription Agreement (incorporated by reference to Exhibit 4.1 to Post Qualification Amendment No. 1 to Form 1-A (File No. 024-11123) filed on March 20, 2020).
4.2	Certificate of Designations for the Series A Redeemable Preferred Stock (incorporated by reference to Exhibit 4.2 to Post Qualification Amendment No. 6 to Form 1-A (File No. 024-11123) filed on March 5, 2021).
4.3	Form of Bond (incorporated by reference to Exhibit 4.3 to Post Qualification Amendment No. 5 to Form 1-A (File No. 024-11123) filed on May 29, 2020).
6.1	Managing Broker Dealer Agreement by and between the Company and Sequence Financial Specialists, LLC, dated as of March 13, 202 (incorporated by reference to Exhibit 6.1 with Post Qualification Amendment No. 1 to Form 1-A (File No. 024-11123) filed on March 20, 2020.
6.2	Form of Indenture (incorporated by reference to Exhibit 6.2 to Post Qualification Amendment No. 5 to Form 1-A (File No. 024-11123) filed on May 29, 2020).

*	Filed herewith.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form 1-A and has duly caused this offering statement to be signed on its behalf by the undersigned, thereto duly authorized, in Orlando, Florida on June 15, 2022.

Legion Capital Corporation

By:	/s/ Paul Carrazone
Paul Carrazone
Chief Executive Officer and President

This offering statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Paul Carrazzone	President, Director and Co-Chief Financial	June 15, 2022
Paul Carrazzone	and Co-Chief Accounting Officer

/s/ David Null	Chief Financial and Chief Accounting Officer	June 15, 2022
David Null

/s/ James Byrd, Jr.	Chairman, Director	June 15, 2022
James Byrd, Jr.

/s/ Douglas S. Hackett	Director	June 15, 2022
Douglas S. Hackett